Exhibit 11:

OIL-DRI CORPORATION OF AMERICA AND SUBSIDIARIES
Computation of Earnings Per Share
(in thousands, except per share amounts)

	For the Three Months Ended January 31,		For the Six Months Ended January 31,
	2015	2014	2015	2014
Net income available to stockholders	$2,797	$4,281	$4,917	$7,168
Less: Distributed and undistributed earnings allocated to non-vested restricted stock	(40)	(66)	(72)	(106)
Earnings available to common shareholders	$2,757	$4,215	$4,845	$7,062
Shares Calculation
Average shares outstanding - Basic Common	4,953	4,979	4,951	4,967
Average shares outstanding - Basic Class B Common	2,022	2,005	2,016	1,999
Potential Common Stock relating to stock options and non-vested restricted stock	55	23	56	25
Average shares outstanding - Assuming dilution	7,030	7,007	7,023	6,991
Net Income Per Share: Basic Common	$0.43	$0.65	$0.75	$1.09
Net Income Per Share: Basic Class B Common	$0.32	$0.49	$0.56	$0.82
Net Income Per Share: Diluted	$0.39	$0.60	$0.69	$1.01

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